FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 17, 2009

Item 3: News Release:

A news release dated and issued on February 17, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces Acquisition of the Nixon Fork Gold Mine in Central Alaska

Item 5: Full Description of Material Change:

February 17, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce it has exercised the option to acquire from St. Andrew Goldfields Ltd. (TSX: SAS) all of the outstanding shares of Mystery Creek Resources, Inc. (MCR), a wholly owned Alaskan subsidiary of St Andrew Goldfields Ltd. MCR’s assets include the Nixon Fork gold mine, located 56 kilometres northeast of McGrath, Alaska. The sale of the MCR shares to PFN was completed on February 12, 2009, under the terms indicated in the Company’s press release of December 18, 2008.

PFN is in the process of conducting a comprehensive re-evaluation of mine reserves/resources, metallurgy, exploration targets, and mining scenarios. The Project is fully permitted and bonded to re-initiate operations. Furthermore, an updated financial analysis of the mine is underway. The conclusion of these studies will form the basis for a re-start of mining operations. PFN believes the current resource is not fully explored and is reviewing the project data with the objective of outlining an exploration program to further define any additional resources. Management is currently determining the appropriate strategy to continue the development of the project.

Dr. Greg Myers P.Geo., Vice President of Business Development for PFN, is the qualified person responsible for this press release. Dr. Myers is a specialist in skarn deposits, such as the Nixon Fork Deposit, and was part of the Nixon Fork discovery team in 1984-85 while employed by Battle Mountain Gold.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of February 2009.